

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

May 18, 2012

<u>Via Email</u>
Edgar B. Cale, Esq.
GlaxoSmithKline
2301 Renaissance Blvd.
P.O. Box 61540
King of Prussia, PA
19406-2772

> **Re:** **Human Genome Sciences, Inc.**
> **Schedule TO-T filed on May 10, 2012**
> **Schedule TO-T/A filed May 17, 2012**
> **Filed by GlaxoSmithKline plc**
> **File No. 005-45295**

Dear Mr. Cale:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

1. We refer to disclosure on page 21 of the Offer to Purchase in which you indicate that financing for the offer could come from another subsidiary of GSK in the form of a loan to the Purchaser. Please confirm that if this occurs, you will provide us with your analysis of whether the GSK subsidiary providing any funding should be identified as a bidder in the tender offer. If an additional bidder is added, this may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm
Please confirm your understanding in your response letter.

Exhibit (a)(1)(A) Offer to Purchase

Summary Term Sheet…, page 4

When and how will I be paid for my tendered Shares…, page 7

2. You disclose that you will pay for shares after the later of the expiration date of the offer or satisfaction or waiver of the conditions to the offer set forth in Section 15. This language suggests that the conditions to the offer could extend beyond the expiration date and may be asserted by the company. Please revise to clearly state that all conditions, other than conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the expiration of the tender offer.

Extension, Termination and Amendment…, page 11

1. You disclose that any "extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof…" Rule 14d-4(d)(1) requires that any announcement of such material changes to be made "promptly." Please revise your disclosure to remove the "as practicable" language.

Acceptance for Payment and Payment for Shares…, page 12

2. We note your disclosure that you "reserve the right to transfer or assign…to one or more of [your] affiliates, the right to purchase Shares tendered pursuant to the offer…" If the bidders transfer such right, the entity to which the right is assigned may need to be identified as a bidder and added as a filing person on the Schedule TO. This may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your

response letter.

Source and Amount of Funds…, page 21

3.   You disclose the estimated cost of completing the Offer and Merger is $2.7 billion
        dollars yet also disclose that Purchaser may need "$2.96 billion to complete the
        offer…" Please revise to clarify.

4.   Please address any alternative financing arrangements that are in place in the
        event the primary financing plans fall through. If none, revise to state this fact.
        Refer to Item 1007 (b) of Regulation M-A.

Conditions to the Offer…, page 29

5. Refer to the penultimate sentence in the final paragraph of this section where you
    state that your failure to "exercise any of the foregoing conditions shall not be
    deemed a waiver of any such right…" This language appears to imply that if a
    condition is triggered and you fail to assert the condition, you will not lose the
    right to assert the condition at a later time. Please note that when a condition is
    triggered and you decide to proceed with the offer anyway, we believe that this
    decision is tantamount to a waiver of the triggered condition(s). Depending on
    the materiality of the waived condition and the number of days remaining in the
    offer, you may be required to extend the offer and recirculate new disclosure to
    shareholders. In that regard, please confirm your understanding to us that if an
    offer condition is triggered, you will notify shareholders whether or not you have
    waived an offer condition.

6.   Please see our prior comment. When an offer condition is triggered by events that
        occur during the offer period and before the expiration of the offer, the bidders
        should inform holders of securities how they intend to proceed promptly, rather
        than wait until the end of the offer period, unless the condition is one where
        satisfaction of the condition may be determined only upon expiration. Please
        confirm the bidders' understanding in your response letter.

        As appropriate, please amend your filing in response to these comments. Please
electronically submit a cover letter with your amendment that keys your responses to our
comments. Detailed cover letters greatly facilitate our review. Please understand that we
may have additional comments after reviewing your amendment and responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the filing persons are in possession of all facts
relating to their disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): Victor Lewkow, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Adam Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz